Exhibit 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the reference to our firm under the caption “Experts” in this Registration Statement (Form S-3) and related Prospectus of Waste Connections, Inc. for the registration of $200 million aggregate principal amount of 3.75% Convertible Senior Notes due 2026 and an indeterminate number of shares of Waste Connections, Inc. common stock issuable upon conversion thereof and to the incorporation by reference therein of our report dated February 21, 2005, except for Note 3 and the first paragraph of Note 13, as to which the date is October 21, 2005, with respect to the 2004 and 2003 consolidated financial statements and schedule of Waste Connections, Inc. audited by us included in its Annual Report (Form 10-K) for the year ended December 31, 2005, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Sacramento, California

May 8, 2006